August 1, 2016	J. Craig Walker craig.walker@klgates.com T +1 312 807 4321

VIA EDGAR

John Reynolds

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Hecla Mining Company Registration Statement on Form S-4 Filed June 29, 2016 Amendment No. 1 to Registration Statement on Form S-4 Filed August 1, 2016 File No. 333-212313

Dear Mr. Reynolds:

This letter sets forth the responses of Hecla Mining Company (the “Registrant”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter dated July 26, 2016, which pertain to the Registration Statement on Form S-4 filed by the Registrant with the Commission on June 29, 2016 (as amended, the “Registration Statement”).

Through EDGAR, the Registrant is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For the Staff’s convenience, we are enclosing with this response letter a marked copy of the Registration Statement as amended by Amendment No. 1.

In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with the Registrant’s response.

Summary

Interests of Directors and Officers of Mines Management in the Merger, page 15

1.	Please revise to indicate the aggregate amount of payments that the certain officers will receive in connection with the merger.

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The following language has been added under the caption “Interests of Directors and Officers of Mines Management in the Merger” on page 15 disclosing the aggregate amount of payments that could be received by certain officers of Mines Management:

Assuming that the closing of the merger had occurred on July 27, 2016, and the employment of each of the officers of Mines Management was terminated immediately following the merger, they would be entitled to receive the following aggregate payment amounts: Glenn Dobbs - $1,116,275; Douglas Dobbs - $718,275; and Nicole Altenburg - $228,275.

Proposal 1: The Approval and Adoption of the Merger Agreement, page 39

Opinion of Mines Management’s Financial Advisor, page 49

2.	We note that the financial advisor delivered its fairness opinion and presented the related analysis to the board. Please provide us with supplemental copies of any materials, such as board books, used in the presentations to the board or the special committee. We may have additional comments after reviewing these materials.

Mines Management is delivering separately to the Staff, on a supplemental basis, hard copies of the materials used in the financial advisor’s presentations to the Mines Management board and special committee.

General, page 55

3.	Please disclose the amount of the success fee to be paid to Canaccord Genuity. If the amount is not determinable at this time, provide an estimate as of a recent date.

An estimate, as of July 28, 2016, of the success fee is now disclosed on page 58 of the proxy statement/prospectus.

Board of Directors and Management of Mines Management Following the Merger, Page 60

4.	Please revise to expand this disclosure to address the management changes, if known.

The disclosure under this heading on page 62 has been revised as follows:

At the effective time, certain directors and executive officers of Hecla will become all of the directors and executive officers of Mines Management, and the current directors and executive officers of Mines Management will resign.

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Shareholder Agreements, page 64

5.	Please disclose whether any separate consideration was provided in order to induce the shareholders to enter into the shareholder agreements.

Disclosure has been added on page 67 stating that no separate consideration was provided to the shareholders in order to induce them to enter into the shareholders agreements.

Part II

Exhibits and Financial Statement Schedules, page II-1

6.	Pursuant to Item 601(b)(2) of Regulation S-K please file a list briefly identifying the contents of all omitted schedules or similar supplements to the merger agreement. In addition, please file an agreement to furnish the staff with a copy of any omitted schedule upon request, which agreement may be included in the exhibit index to the registration statement.

In response to the Staff’s comment, a list of the omitted schedules and similar supplements has been included on page A-53 of the merger agreement attached as Appendix A to the proxy statement/prospectus. An agreement to furnish the Staff with a copy of any such omitted schedules upon request is also included in the exhibit index to the Registration Statement.

7.	We note that your tax opinion by Davis Graham & Stubbs LLP will be filed by amendment. Please file the tax opinion as promptly as possible since we will review the tax opinion prior to granting effectiveness of the registration statement and may have further comments after our review. Please allow for sufficient time to resolve any issues raised in our comments.

The tax opinion has been included in Amendment No. 1 as Appendix C to the proxy statement/prospectus.

The Registrant acknowledges that the Registrant, its management, and all other persons who are responsible for the filing recognize that they are responsible for the accuracy and adequacy of the disclosures in the filing and for ensuring that the filing contains all information that the Securities Act of 1933, as amended (the “Securities Act”), and all applicable Securities Act rules require.

In addition, the Registrant acknowledges in connection with any request for the acceleration of the effective date of the Registration Statement that:

should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments regarding the Registrant’s responses or Amendment No. 1 to the undersigned at (312) 807-4321 or craig.walker@klgates.com.

Regards,

K&L Gates LLP

By:	/s/ J. Craig Walker
Name: J. Craig Walker

cc:	Ronald E. Alper, United States Securities and Exchange Commission
Michael Killoy, United States Securities and Exchange Commission
David Link, United States Securities and Exchange Commission
David C. Sienko, Hecla Mining Company

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